UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Notice of Failure to Satisfy a Continued Listing Rule or Standard

Auris Medical Holding AG (NASDAQ: EARS, the “Company”), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced that on March 30, 2017, the Company received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “EARS.”

The Company has a compliance period of 180 calendar days, or until September 26, 2017 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide Auris Medical a written confirmation of compliance and the matter will be closed, unless Nasdaq exercises its discretion to extend this 10-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

In the event Auris Medical does not regain compliance by September 26, 2017, the Company may transfer to the Nasdaq Capital Market where it may be eligible for an additional 180 calendar day grace period if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: March 31, 2017